VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GALIANO GOLD INC. (formerly Asanko Gold Inc.)
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 11, 2021 (the "Meeting").  Attendance at the Meeting was nil Shares represented and voted in person and 146,315,809 Shares represented and voted by proxy for a total of 146,315,809 voting shares represented at the Meeting, being 65.14% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Greg McCunn	132,945,505	99.91%	121,581	0.09%
Marcel De Groot	127,826,927	96.06%	5,240,159	3.94%
Gordon J. Fretwell	132,621,122	96.66%	445,964	0.34%
Shawn Wallace	105,334,038	79.16%	27,733,048	20.84%
Michael Price	132,625,474	99.67%	441,612	0.33%
Judith Mosely	132,946,574	99.91%	120,512	0.09%
Paul N. Wright	132,949,427	99.91%	117,659	0.09%

2. KPMG LLP, Chartered Accountants, were appointed auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to KPMG LLP.  Of the Shares voted, 146,267,718 represented votes For (99.97%) and 48,091 represented votes Withheld (0.03%).

3. A non-binding advisory resolution was approved, accepting the Company's approach to executive compensation. Of the Shares voted, 117,373,003 represented votes For (88.21%) and 15,694,083 represented votes Against (11.79%).

There were 13,248,723 non-votes recorded (but not voted) on each resolution, except for the appointment of auditors which had no non-votes. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.